EXHIBIT 19
HORMEL FOODS CORPORATION
INSIDER TRADING POLICY
INTRODUCTION
Hormel Foods Corporation, including its subsidiaries worldwide ("Hormel Foods" or the “Company”), has adopted this Policy to provide guidance to employees, officers and directors of Hormel Foods, and to Hormel Foods itself, regarding transactions in securities and to ensure that material nonpublic information is not misused.
“Securities” include common stock, options to purchase common stock, debt securities, preferred stock and derivative securities such as put and call options, forward contracts, futures contracts, and equity swaps.
“Transactions in securities” include purchases, sales, pledges, hedges, loans and gifts of securities, as well as other direct or indirect transfers of securities.
COVERED PERSONS
This Policy applies to the following individuals, who are referred to as “Covered Persons” in this Policy:
•all members of the Company’s Board of Directors and officers and employees of the Company (collectively, “Company Personnel”);
•all consultants and advisors to the Company whose work brings them into contact with Material Nonpublic Information (as defined below) who are not otherwise covered by a duty to comply with the principles in this Policy (collectively, “Company Consultants”); and
•the following “Related Parties”:
oany members of the immediate family of Company Personnel or Company Consultants and any other persons sharing a home with, or who are economically dependent upon, Company Personnel or Company Consultants, and oany other person or entity, including a trust, corporation, partnership or other association whose transactions in the Company’s securities are controlled or influenced by Company Personnel or Company Consultants.
MATERIAL INFORMATION
For purposes of this Policy, “material” information is defined as any information, either positive or negative, for which there is a substantial likelihood that a reasonable investor would consider such information to be important in making an investment decision regarding the purchase or sale of Hormel Foods securities. While it is not practical to precisely predict what information will be “material,” the following are examples of information that is more likely to be considered material, and should be considered carefully:
Financial information -
•Quarterly or annual earnings
•Earnings estimates, including changes in previously announced earnings estimates
•Change in the independent auditor
•Creation of, or default on, a financial obligation
•Change in dividend policy
•Financial liquidity problems
Information regarding significant transactions -
•Proposal or agreement for a merger, acquisition, divestiture, tender offer or joint venture, or the termination of such an agreement
•Purchase or sale of an asset
•Plant closures or expansions
Information regarding Company resources -
•New products or discoveries
•Product recalls
•Developments regarding customers or suppliers
•Changes in senior management or the departure or election of a director
•Labor disputes, including a strike or lockout

•Cybersecurity incidents or breaches
Regulatory and legal information -
•Litigation, regulatory compliance matters or government investigations
•Amendment to Hormel Foods’ certificate of incorporation or bylaws
•Waiver of a provision of the code of ethics
•Failure to satisfy a stock exchange rule or listing standard
NONPUBLIC INFORMATION
Information is “nonpublic” when it has not yet been generally made available to the investing public. For this purpose, effective public disclosure requires that the information be widely available for a sufficient period (generally one trading day must elapse) to give the markets enough time to digest the information. This requirement is satisfied if dissemination of inside information is made through a broadly disseminated press release, disclosed through a public filing with the U.S. Securities and Exchange Commission (“SEC”) (for example, a Form 10-Q, Form 10-K or Form 8-K), or disclosed on a conference call or webcast that was publicly announced in advance and publicly accessible.
POLICY
Covered Persons shall not engage in any transaction in Hormel Foods securities while aware of material nonpublic information concerning Hormel Foods. In addition, Covered Persons are prohibited from “tipping” -- disclosing material nonpublic information to others who may use that information to transact in Hormel Foods securities or pass along the information to others who might transact in Hormel Foods securities.
From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy that any transactions in securities by the Company will comply with applicable laws with respect to insider trading.
This Policy also prohibits Covered Persons from trading in another company’s securities while aware of material nonpublic information concerning that company, particularly when that information was obtained in the course of an insider’s service to the Company. These other publicly traded companies may include suppliers, customers, business partners, competitors and potential merger or acquisition parties. Covered Persons should also not disclose such information, or make trading recommendations regarding such other companies, to any other person.
PROHIBITION ON HEDGING
Covered Persons who are directors or officers of the Company, and Related Parties of directors or officers, are prohibited from purchasing any financial instruments (including without limitation prepaid variable forward contracts, equity swaps, collars, and exchange funds) or otherwise engaging in transactions (including short selling) that hedges or offsets, or are designed to hedge or offset, any decrease in the market value of Hormel Foods securities granted to the Covered Person as compensation or held directly or indirectly by such person.
PROHIBITION ON PLEDGING
Because a margin sale or foreclosure sale may occur at a time when a Covered Person is aware of material nonpublic information or otherwise not permitted to trade in Hormel Foods securities, all Covered Persons are highly discouraged from holding Hormel Foods securities in a margin account or pledging Hormel Foods securities as collateral for a loan. All Covered Persons who are directors or officers of the Company, and all Related Parties of directors or officers, are prohibited from holding Hormel Foods securities in a margin account or pledging Hormel Foods securities as collateral for a loan.
PRE-CLEARANCE OF TRANSACTIONS
All transactions in Hormel Foods securities at any time by a director or executive officer of Hormel Foods, any employee designated as subject to pre-clearance procedures, and any Related Party of such persons (“Access Persons”), must be pre-cleared with Hormel Foods’ Legal Department.
TRADING WINDOWS
No transactions in Hormel Foods securities may be made by an Access Person during a quarterly “closed window” period. The closed window period starts two weeks before each fiscal quarter end and continues until the open of trading on the second trading day after the public dissemination of the Company’s quarterly earnings release.
No stock options granted by Hormel Foods may be exercised by a Covered Person during a quarterly “closed window” period unless the stock option is set to expire during the then current quarterly “closed window” period, pre-clearance is obtained, and the exercise method is for cash or a net exercise without a market transaction.
Hormel Foods may impose special “closed window” periods during which no transactions in Hormel Foods securities may be made by any Access Persons, even though the quarterly trading window would otherwise be open, due to material developments known to Hormel Foods but not yet publicly disclosed.
The foregoing restrictions on transactions in Hormel Foods securities and stock option exercises during quarterly and special “closed window” periods shall not apply to transactions or exercises made pursuant to a Rule 10b5-1 plan (see below).

TRANSACTIONS PURSUANT TO RULE 10b5-1 PLANS
Covered Persons may transact in Hormel Foods securities pursuant to certain plans recognized by SEC rules, referred to as a Rule 10b5-1 plan, while in possession of material nonpublic information so long as the plan is entered into while the Company is in an open trading window (see above), the Covered Person was not aware of material nonpublic information at the time of adoption of the plan and the Covered Person and plan otherwise comply with the requirements of Rule 10b5-1. Once a Rule 10b5-1 plan has been put in place, any modifications must occur during an open trading window and when the Covered Person is not otherwise restricted from trading.
Any Access Person’s adoption or modification of a Rule 10b5-1 plan covering Hormel Foods securities must be pre-cleared with Hormel Foods’ Legal Department.
Nothing in this Policy prohibits a person from terminating a Rule 10b5-1 plan in accordance with applicable laws.
COVERAGE FOLLOWING TERMINATION OF COVERED PERSON STATUS
If a person subject to this Policy ceases to be a Covered Person while aware of Material Nonpublic Information, the applicable provisions of the Policy will continue to apply to such person until that information becomes public or is no longer material. Accordingly, certain provisions of this Policy, including Trading Windows and pre-clearance, may continue to apply to a person who has ceased to be a Covered Person, based on the circumstances at the time of separation.
PENALTIES FOR INSIDER TRADING
The consequences of insider trading for Hormel Foods and the individual can be very detrimental. Insiders may be subject to:
•criminal prosecution, prison sentence or substantial criminal fines;
•disgorgement of any profit gained or loss avoided in a civil enforcement action by the SEC;
•a civil penalty of up to three times the amount of the profit gained or loss avoided (in addition to disgorgement);
•administrative proceedings and cease-and-desist orders by the SEC; and
•civil liability for damages to private plaintiffs who traded contemporaneously in the market.
In addition, the federal securities laws impose potential liability on companies and other “controlling persons” (such as managerial and supervisory personnel) if they fail to take appropriate steps to prevent insider trading by company personnel. Charges of insider trading, even where defensible, are made with the benefit of hindsight and typically result in adverse publicity and embarrassment for the individual and the company involved.
DISCIPLINARY ACTION
Violation of this policy shall subject a Covered Person to appropriate disciplinary action, which may include termination of employment.
ASSISTANCE
Any Covered Person with questions about this policy or specific transactions may obtain additional guidance from the Corporate Secretary or General Counsel of Hormel Foods. Covered Persons should remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with each individual.
Last Revised: November 2024
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